UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2000


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Commission file number: 1-16169


                    PECO Energy Company Employee Savings Plan
            Commonwealth Edison Employee Savings and Investment Plan
                            (Full title of the plan)


                               EXELON CORPORATION
                      10 South Dearborn Street - 37th Floor
                                 P.O. Box 805379
                          Chicago, Illinois 60680-5379
         (Name of the issuer of the securities held pursuant to the plan
               And the address of its principal executive offices)

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

PECO Energy Company Employee Savings Plan
-----------------------------------------
Independent Auditors' Report                                                 2
Report of Independent Accountants                                            3
Financial Statements:
     Statements of Net Assets Available for Benefits,
         as of December 31, 2000 and 1999                                    4
     Statements of Changes in Net Assets Available for
         Benefits for the years ended December 31, 2000 and 1999             5
Notes to Financial Statements                                                6
Supplemental Schedules:
     Schedule of Assets Held for Investment Purposes as of
         December 31, 2000, Schedule H, Part IV, Item 4i, Form 5500         13



Commonwealth Edison Employee Savings and Investment Plan
--------------------------------------------------------
Independent Auditors' Report                                                14
Financial Statements:
     Statements of Net Assets Available for Benefits,
         as of December 31, 2000 and 1999                                   15
     Statements of Changes in Net Assets Available for
         Benefits for the years ended December 31, 2000 and 1999            16
Notes to Financial Statements                                               17
Supplemental Schedules:
     Schedule of Assets Held for Investment Purposes as of
         December 31, 2000, Schedule H, Part IV, Item 4i, Form 5500         29



List of Exhibits                                                            34

Signatures                                                                  35

Exhibits                                                                    36

                          Independent Auditors' Report


To the Participants and the Compensation
Committee of the PECO Energy Company
Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the PECO Energy Company Employee Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of the Plan as of December 31, 1999, were audited by other auditors whose report dated June 26, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000, (Schedule H, Part IV, Item 4i, Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Hill, Taylor LLC

Chicago, Illinois
June 15, 2001

                        Report of Independent Accountants


To the Participants and Administrator of the PECO Energy Company Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PECO Energy Company Employee Savings Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 26, 2000

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                 Statement of Net Assets Available for Benefits
                        as of December 31, 2000 and 1999

                                                                 2000                1999
                                                             ------------        ------------
Investments, at fair value (see Note 3 - Investments)        $777,865,912        $812,725,928
                                                             ------------        ------------

Net assets available for benefits                            $777,865,912        $812,725,928
                                                             ============        ============


                       See notes to financial statements.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits
                 for the years ended December 31, 2000 and 1999

                                                  2000                  1999
                                             -------------         -------------
Additions:
   Employee contributions                    $  34,369,918         $  32,677,666
   Employer contributions                       10,823,678             7,112,506
                                             -------------         -------------

        Total contributions                     45,193,596            39,790,172

   Investment income:
      Interest                                   3,143,403             3,918,621

      Dividends                                100,180,002            54,898,793

   Net appreciation (depreciation) in
        fair value of investments             (127,302,628)           70,936,190

   Interest on loan repayments                   1,141,153             1,183,195

                                             -------------         -------------
                                                22,355,526           170,726,971

Deductions:
   Distributions                                57,215,542            45,324,125

                                             -------------         -------------

Net additions (deductions)                     (34,860,016)          125,402,846

Net assets available for benefits:
   Beginning of year                           812,725,928           687,323,082
                                             -------------         -------------

   End of year                               $ 777,865,912         $ 812,725,928
                                             =============         =============

                       See notes to financial statements.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

1.   Description of the PECO Energy Company Employee Savings Plan:

     The following  description of the PECO Energy Company Employee Savings Plan
     (Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

     General - The Plan is a trusteed defined contribution plan. The Plan was formed on January 1, 1984 for the purpose of allowing eligible employees of PECO Energy Company and subsidiaries (PECO) to reduce their taxable income pursuant to Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On October 20, 2000, Exelon Corporation (Exelon) became the parent corporation of PECO as a result of the completion of the transactions contemplated by an Agreement and Plan of Exchange and Merger, as amended, among PECO, Unicom Corporation, and Exelon.

     Effective  May  1,  2000,  all  new  employees   classified  as  "regular,"
     "part-time" or "probationary" become eligible to participate in the Plan immediately. Prior to May 1, 2000, all employees classified as "regular," "part-time" or "probationary" became eligible to participate in the Plan upon completion of six months of service.

     Contributions - Participants elect to have PECO make contributions to the Plan on their behalf. Such contributions are made by authorizing PECO to withhold from the participants' salary an amount equal to the contribution to be made. Participants may elect to authorize PECO to contribute from 1% to 17% of their base salary depending upon their salary level, up to certain IRS limits.

     Effective September 1, 2000, PECO's matching contribution increased from 50 cents to one dollar on each dollar of employee contributions up to 5% of an employee's base salary. Prior to September 1, 2000, PECO made a matching contribution of 50 cents on each dollar of employee contributions up to 5% of an employee's base salary deposited into the Plan. Employees are always fully vested on employer contributions.

     Fidelity Investments is the Record Keeper and Trustee for the Plan.

     Participants may elect that their contributions be invested in one or more of the following generic fund categories - Growth, Growth and Income, Small Capitalization Growth, Equity Income, Money Market/Stable Value, International, Fixed Income, Balanced, Asset Allocation or Company Stock. See Note 3 - Investments.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

1.   Description of the PECO Energy Company Employee Savings Plan, Continued:

     Distributions and exchanges can be made on a daily basis provided the market is open and the request is confirmed by the Record Keeper prior to 4:00 p.m. EST.

     By giving notice to the Plan Record Keeper and subject to rules established by the Plan Administrator, participants may suspend or change the amount of their contributions and exchange their investments among the investment funds.

     Participant Accounts - Each participant's account is credited with the participant's contribution, PECO's contribution and an allocation of Plan earnings.

     Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant is entitled to a benefit amount equal to the value of the participant's account. This benefit can be paid by various methods based upon certain elections made by the participant pursuant to the provisions of the Plan. For termination of service for other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

     Participant Loans - The Plan allows participants to obtain loans. Participants may borrow up to 50% of their account balances subject to a minimum of $500 and a maximum of $50,000. Loans have terms of up to 30 years for the purchase of a primary residence or one to four years for
     other  purposes  and  bear  interest  at  rates   determined  by  the  Plan
     Administrator based on similar rates charged by regional commercial lenders. Loans are repayable in equal installments by means of payroll deductions. A participant may not have more than one loan outstanding at any time or take more than one loan in a plan year.


2.   Summary of Significant Accounting Policies:

     Valuation of Investments and Income Recognition
     -----------------------------------------------
     Investments in mutual funds and the Managed Income Portfolio II fund are valued at the reported net asset value on the last day of the year. The Fidelity Money Market Fund is valued at the cost of contributions made plus earnings less withdrawals. The Exelon Common Stock Fund is valued primarily using the closing stock price of Exelon. The insurance contract is a benefit-responsive guaranteed investment contract and is valued at contract value. Contract value represents the cost of contributions made under the contract plus earnings at the contract rate less withdrawals. Purchases and sales of

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

2.   Summary of Significant Accounting Policies, Continued:

     investments are reflected on a trade-date basis. Dividend income is recorded when declared payable.

     Net Appreciation/(Depreciation) in Investments
     ----------------------------------------------
     The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

     Distributions
     -------------
     Distributions are recorded when paid.

     Concentration of Credit Risk
     ----------------------------
     The Plan invested in a benefit-responsive guaranteed investment contract with one insurance company and is subject to credit risk with respect to that insurance company. This risk is partially mitigated by the fact that A.M. Best gives the insurance company an `A' or excellent rating.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risk and Uncertainties
     ----------------------
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     New Accounting Pronouncements
     -----------------------------
     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

2.   Summary of Significant Accounting Policies, Continued:

     The new standard requires recognizing all derivatives as either assets or liabilities on the balance sheet at their fair value and specifies the accounting for changes in fair value depending on the use of the derivative. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date for SFAS No. 133 until fiscal years beginning after June 15, 2000. Currently the plan does not hold any derivative instruments or engage in any hedging activities. As a result, the adoption of SFAS No. 133 had no impact on the Plans financial statements.

     In September 1999, the Accounting Standards Executive Committee issued SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters," which provides guidance for presentation and disclosures of participant-directed investments in defined contribution plan's financial statements. Accordingly, the previously required "by-fund" disclosures are eliminated in the accompanying financial statements.


3.   Investments:

     The Plan investments consist of the following types of funds:

     Growth - The growth mutual funds invest primarily in common stocks of U.S. and international companies that are considered undervalued or out of favor and whose products show potential for improvement. Investments can include any type of security that may produce capital growth. The goal of these funds is to provide capital growth over the long-term.

     Growth and Income - The growth and income mutual fund invests primarily in common stocks, focusing on larger, more established companies. Investments are diversified among many different types of companies and industries. The goal of these funds is to provide capital growth and income over the long-term.

     Small Capitalization - The small capitalization growth fund invests primarily in stocks of companies which have market capitalizations of less than $1 billion at the time of investment. The fund tries to keep at least one-third of its assets in stocks of companies with market capitalizations of $550 million or less and also invests up to 25% of its assets in foreign securities. This fund's goal is to provide capital growth over the long-term.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

3.   Investments, Continued:

     Equity Income - The equity income mutual fund invests primarily in attractively priced, dividend paying, income-producing equity securities; including common and preferred stocks, convertible securities, and debt securities (bonds). The goal of this fund is to invest for capital growth and current income.

     Money Market/Stable Value Fund - The money market/stable value fund invests primarily in investment grade, short-term, U.S. dollar-denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations, and certificates of deposit. The goal of this fund is to preserve participants' principal, maintain a stable price, and provide current income.

     International - The international fund invests primarily in common stocks of companies in developed markets outside the United States. The goal of this fund is to provide capital growth over the long-term by investing internationally.

     Fixed Income Fund - This fund is comprised of both contracted rate investments through a managed income portfolio as well as insurance contracts. The contract rate is established at the commencement of the contract and remains fixed (except for certain conditions) at that rate until maturity. The contract rate reflects market and other conditions at the commencement of the contract.

     Balanced Fund - The balanced fund invests primarily in a diversified mix of common and preferred stocks, and investment grade bonds. The fund is diversified among many sectors and industries. The goal of this fund is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

     Asset Allocation Fund - The asset allocation funds invest primarily in a blend of stocks, bonds, and short-term investments based on a target retirement date. The funds will gradually adopt a more conservative asset allocation over time, and therefore their target asset allocation percentages will change to become more conservative. The goal of these funds is to seek to provide a high total return while preserving principal as the funds approach maturity.

     Company Common Stock Fund - This fund invests primarily in Exelon common stock and a small amount of short-term investments which enables participants to buy or sell without the usual trade settlement period of individual stock transactions. Before the merger, the Company Common Stock category represented primarily PECO's Common Stock.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

3.   Investments, Continued:

     As of December 31, 2000 and 1999, respectively, the Plan held the following investments, each of which accounted for more than 5% of the total net assets available for benefits:

     Investments                                2000               1999
     -------------------------------        ------------        ------------

     Legg Mason NAV Value Trust Fund        $275,827,615        $331,945,229
     Fidelity Contrafund                    $178,449,811        $207,589,326
     Putnam Growth & Income Fund A*         $         --        $ 69,122,232
     Fidelity Fund*                         $ 52,138,740        $         --
     Exelon Common Stock Fund**             $ 49,172,716        $         --
     Franklin Small Cap. Growth***          $ 39,100,637        $         --

     *The Putnam Growth and Income Fund A was replaced by the Fidelity Fund on June 30, 2000.
     **The Exelon Common Stock Fund replaced the PECO Common Stock Fund on October 20, 2000. The PECO Comon Stock Fund did not represent 5% of net assets at December 31, 1999.
     ***The Franklin Small Cap. Growth Fund did not represent 5% of net assets at December 31, 1999.

     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated by $127,302,628 and appreciated by $70,936,190, respectively, as follows:

                              2000                  1999
                         -------------         -------------

     Mutual Funds        $(152,392,489)        $  75,902,582
     Common Stock           25,089,861            (4,966,392)
                         -------------         -------------

     Total               $(127,302,628)        $  70,936,190
                         =============         =============

     As of December 31, 2000, the Plan held an insurance contract with an interest rate of 7.13%. As of December 31, 1999, the Plan held insurance contracts with interest rates of 6.30% and 7.13%.


4.   Plan Termination:

     PECO may terminate the Plan in whole or in part at any time. Any such termination, partial termination or discontinuance of contributions shall be effected only upon condition that such action is taken as shall render it impossible for any part of the assets of the Plan to be used for, or diverted to, purposes other than the exclusive benefit of the Plan participants and their beneficiaries.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

5.   Tax Status:

     The Internal Revenue Service has determined and informed PECO that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Plan is exempt from federal income tax under Section 501(a) by letter dated April 15, 1995. The Plan has been amended since receiving the original determination letter, however, PECO believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


6.   General and Administrative Expenses:

     All administrative fees are paid by PECO on behalf of the Plan.


7.   Subsequent Event:

     On January 1, 2001, Exelon Corporation became the sponsor for the Plan. Effective March 30, 2001, the Plan was merged into the Commonwealth Edison Employee Savings and Investment Plan and the resulting plan was amended and restated as the Exelon Corporation Employee Savings Plan.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes
                            as of December 31, 2000
                    Schedule H, Part IV, Item 4i, Form 5500


         b. Identity of Issuer,
  a.        Lessor Similar Party                  c. Description of Investment                       d. Cost           Value
-------  -------------------------------------    ----------------------------------------------- --------------- ---------------
         Legg Mason NAV Value Trust                Mutual Fund                                      $ 256,656,540 $   275,827,615
  *      Fidelity Contrafund                       Mutual Fund                                        193,425,974     178,449,811
  *      Fidelity Fund                             Mutual Fund                                         64,935,798      52,138,740
  *      Spartan U.S. Equity Index Fund            Mutual Fund                                         21,465,530      22,980,045
         Franklin Small Capitalization Fund        Mutual Fund                                         42,962,367      39,100,637
  *      Fidelity Retirement Money Market          Mutual Fund                                         29,334,655      29,334,655
         Dodge & Cox Balanced Fund                 Mutual Fund                                         23,953,885      22,537,514
  *      Managed Income Portfolio II               Mutual Fund                                         32,954,414      32,954,414
  *      Fidelity Low Priced Stock Fund            Mutual Fund                                          1,993,747       1,946,552
  *      Fidelity Freedom Income Fund              Mutual Fund                                            623,927         615,649
  *      Fidelity Freedom 2000 Fund                Mutual Fund                                            347,450         319,792
  *      Fidelity Freedom 2010 Fund                Mutual Fund                                          1,507,527       1,404,061
  *      Fidelity Freedom 2020 Fund                Mutual Fund                                          1,646,294       1,488,774
  *      Fidelity Freedom 2030 Fund                Mutual Fund                                            715,403         633,448
         Templeton Foreign Fund                    Mutual Fund                                          5,414,237       5,470,351
         T. Rowe Price Equity Income               Mutual Fund                                          2,547,717       2,633,541
         White Oak Growth Stock Fund               Mutual Fund                                         31,622,211      24,954,567
         Continental Assurance Company (1997)      Insurance Contract maturing 12/29/01, 7.13%          8,180,671       8,180,671
         Continental Assurance Company (1996)      Cash in Transit to Managed Income Portfolio II      12,180,735      12,180,735
  *      Exelon Corporation                        Common stock                                        19,780,388      49,172,716
         Participant Loans                         Rates ranged from 6.62 to 10.50%                             -      15,541,624
                                                                                                    -------------   -------------
                                                                                                    $ 752,249,470   $ 777,865,912
                                                                                                    =============   =============
*-Denotes parties in interest


                                                                 13

                          INDEPENDENT AUDITOR'S REPORT

To the Commonwealth Edison
   Employee Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the COMMONWEALTH EDISON EMPLOYEE SAVINGS AND INVESTMENT PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the COMMONWEALTH EDISON EMPLOYEE SAVINGS AND INVESTMENT PLAN as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                            WASHINGTON, PITTMAN & McKEEVER, LLC
Chicago, Illinois
May 29, 2001

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                 Statement of Net Assets Available for Benefits
                        As of December 31, 2000 and 1999

                                                                       2000                  1999
                                                                 --------------        --------------
ASSETS

INVESTMENTS, AT CURRENT VALUE:

          Exelon Corporation Common Stock                        $  102,220,705        $           --
          Unicom Corporation Common Stock                                    --            64,079,169
          Registered Investment Companies                           887,529,219           906,395,077
          Collective Institutional Investment Trust Funds           344,030,149           450,074,192
          Guaranteed Investment Contracts                           174,645,495           164,566,281
          Participant Loans                                          46,322,514            48,136,785
                                                                 --------------        --------------

                    Total Investments                            $1,554,748,082        $1,633,251,504
                                                                 --------------        --------------

RECEIVABLES:
     Employer Contributions                                      $       49,627        $       41,266
     Employee Contributions                                              91,836                74,477
     Accrued Dividends and Interest                                       8,561               772,356
     Due from Broker for Securities Sold                                     --               477,334
     Other Receivables                                                   92,251                45,287
                                                                 --------------        --------------
                                                                 $      242,275        $    1,410,720
                                                                 --------------        --------------

          TOTAL ASSETS                                           $1,554,990,357        $1,634,662,224
                                                                 --------------        --------------

LIABILITIES

     Dividend Distributable to Participants                      $           --        $      763,364
     Due to Broker for Securities Purchased                             590,195               623,607
     Accrued Administrative Expenses and Other
          Liabilities                                                   358,411             1,081,524
                                                                 --------------        --------------

          TOTAL LIABILITIES                                      $      948,606        $    2,468,495
                                                                 --------------        --------------

NET ASSETS AVAILABLE FOR BENEFITS                                $1,554,041,751        $1,632,193,729
                                                                 ==============        ==============

                               See notes to financial statements.

                                               15

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

            Statement of Changes in Net Assets Available for Benefits
                 for the years ended December 31, 2000 and 1999

                                                              2000                    1999
                                                        ---------------         ---------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
     Dividends on Unicom Corporation
          Common Stock                                  $     2,059,564         $     2,764,440
     Income from Investment in Group, Mutual and
          Collective Investment Trust Funds                  92,133,671              85,405,141
     Income from Participant Loans                            3,892,796               4,222,064
                                                        ---------------         ---------------

     Total Investment Income                            $    98,086,031         $    92,391,645
                                                        ---------------         ---------------

Net Realized Gain (Loss) on Investments                 $    49,484,160         $    24,057,288
Net Unrealized Appreciation
     (Depreciation) of Investments                         (128,934,630)            159,500,229
                                                        ---------------         ---------------
NET APPRECIATION (DEPRECIATION)
     OF INVESTMENTS                                     $   (79,450,470)        $   183,557,517
                                                        ---------------         ---------------

CONTRIBUTIONS:
     Participants                                       $    65,007,062         $    65,972,013
     Employers                                               31,102,322              32,490,841
     Rollovers                                                3,329,015               2,712,028
                                                        ---------------         ---------------

     Total Contributions                                $    99,438,399         $   101,174,882
                                                        ---------------         ---------------

              TOTAL ADDITIONS                           $   118,073,960         $   377,124,044
                                                        ---------------         ---------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

WITHDRAWALS BY PARTICIPANTS                             $    95,385,363         $    72,317,177

DIVIDEND DISTRIBUTIONS                                        2,059,564               2,762,215

TRANSFERS TO OTHER PLANS                                     97,706,021                      --

ADMINISTRATIVE EXPENSES                                       1,074,990               1,410,948
                                                        ---------------         ---------------

              TOTAL DEDUCTIONS                          $   196,225,938         $    76,490,340
                                                        ---------------         ---------------

                   NET (DECREASE)/INCREASE              $   (78,151,978)        $   300,633,704

NET ASSETS AVAILABLE FOR BENEFITS:

              BEGINNING OF YEAR                           1,632,193,729           1,331,560,025
                                                        ---------------         ---------------

              END OF YEAR                               $ 1,554,041,751         $ 1,632,193,729
                                                        ===============         ===============

                               See notes to financial statements.

                                               16

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements


1.  Description of Plan:

          The following description of the Commonwealth Edison Employee Savings and Investment Plan (the "Plan") is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

          a. General. The Plan was established by Commonwealth Edison Company (the "Company"), effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with Employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the "Code").

          The Plan provides that any regular employee of the Company and any other affiliated company that adopts the Plan with the consent of the Company, is eligible to elect to participate in the Plan. There were 17,075 and 18,297 participants in the Plan at December 31, 2000 and 1999, respectively. On October 20, 2000 Exelon Corporation (Exelon) became the parent corporation for each of Commonwealth Edison Company and PECO Energy Company (PECO) as a result of the completion of the transactions contemplated by an Agreement and Plan of Exchange and Merger, as amended (the "merger"), among Unicom Corporation (Unicom), PECO, and Exelon.

          The Company is the administrator of the Plan and has the sole authority to appoint and remove members of the Plan Committee, the Trustee, and any investment manager which may be provided for under the Trust. The Plan Committee has the responsibility for day-to-day administration of the Plan. Fidelity Management Trust Company is the Plan Trustee and Fidelity Institutional Retirement Services Company is the Plan recordkeeper.

          b. Contributions. The Plan permits a participant to establish an After-Tax Contributions Account by authorizing payroll deductions per payroll period of 1% to 10%, in whole percentages only, of Compensation, as defined in the Plan, and having such amounts contributed to the participant's After-Tax Contributions Account.

          A participant may also establish a Before-Tax Contributions Account by electing to reduce Compensation per payroll period in an amount equivalent to 1% to 10%, in whole percentages only, and having such amounts contributed to the participant's Before-Tax Contributions Account.

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

1.  Description of Plan, Continued:

          Employer contributions to the Employer Contribution Account are equal to 100% of the first 2% of compensation contributed, 70% of the next 3% contributed and 25% of the next 1% contributed. Employer contributions are invested in the same investment funds and in the same percentages as specified by the participant for the participant's employee accounts. A participant may also establish a Rollover Account to which the participant may contribute or transfer certain benefits earned under other qualified plans. The total contributions allocated to a participant's accounts for any calendar year are limited to meet the requirements of the Code.

          c. Investment Options. The Plan investments are fully participant directed. The investment options provided under the Plan are described as follows:

          The Unicom Corporation Stock Fund was invested primarily in common stock of the Unicom Corporation, which was the parent corporation of the Company. Effective October 20, 2000, the fund was replaced by the Exelon Corporation Stock fund and amounts allocated to the Unicom Corporation Stock investment alternative were used to purchase shares of Exelon common stock. The shares of Unicom common stock held by the Plan at the date of the merger were converted into Exelon common stock in accordance with the merger agreement. In the merger agreement, holders of Unicom common stock received .875 shares of Exelon common stock plus $3.00 in cash for each of their shares of Unicom common stock. Dividends on the stock held by the Fund are paid out to participants.

          The Diversified Fund is invested in the Multi-Asset Portfolio Fund of the Brinson Trust Company, which invests primarily in corporate equity securities and corporate and U. S. government debt securities. Investments by the Multi-Asset Portfolio, a collective investment fund, may also be made in other appropriate investments, including, but not limited to, real estate, foreign securities, venture capital opportunities and emerging markets.

          The Stated Return Fund is invested primarily in one or more investment contracts issued by either one or more insurance carriers, banks or trust companies. The investment contracts will stipulate rates of return to be credited to funds invested in the contracts for specified periods of time. Some synthetic contracts ("wrappers") provide that the fund may invest in fixed income securities and bond funds including, but not limited to, U.S. Treasury bonds; investment grade corporate bonds; agency-, mortgage-, and asset-backed securities; and U.S. obligations of domestic and foreign corporations and banks. The actual rate of return of the fund will depend on the weighted average

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

1.  Description of Plan, Continued:

return of all the contracts in which such amounts are invested, and is determined by the level of contributions to, and withdrawals from, the fund.

          The Fidelity Intermediate Bond Fund is a mutual fund invested in primarily high grade debt securities with expected maturities of five years or less from the date of purchase. Such investments may be made directly, or indirectly through investment in common, collective or pooled investment funds.

          The Fidelity U.S. Equity Index Commingled Pool is invested primarily to perform as closely as possible to the Standard and Poor's 500 Stock Price Index. This pooled investment is managed by Fidelity Management Trust Company.

          The Fidelity Magellan Fund is a mutual fund invested primarily in a diversified portfolio of common and preferred stocks of all types of domestic and foreign companies.

          The Fidelity Growth Company Fund is a mutual fund invested primarily in common stock of companies with earnings or gross sales that indicate the possibility for above-average growth. These may be companies of any size and may include newly established companies and less well-known companies in emerging areas of the economy.

          The Fidelity Asset Manager Fund is a mutual fund invested primarily in foreign and domestic stocks, bonds and short-term instruments. The combination of these investments will be adjusted to reflect expected market conditions. This fund may be invested anywhere from 30% to 70% in stocks, 20% to 60% in bonds and 0% to 50% in short-term instruments, however, over the long term, it is expected that this fund will be invested 50% in stocks, 40% in bonds and 10% in short-term instruments.

          The Fidelity Puritan Fund is a balanced mutual fund. It seeks as much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities.

          The Fidelity Fund is a growth and income mutual fund. It seeks long-term capital growth. This fund invests mainly in common stock of large, well established companies in a variety of industries. This fund selects some securities for their income characteristics, which may limit the emphasis on growth.

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

1.  Description of Plan, Continued:

          The Fidelity Low-Priced Stock Fund is a growth mutual fund. It seeks capital appreciation; invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, "low-priced" is considered $25 or less at time of purchase. These often are stocks of smaller, less well-known companies. This fund has a redemption fee of 1.5% on shares held less than 90 days.

          The Fidelity Dividend Growth Fund is a growth mutual fund which seeks capital growth. This fund looks for growth opportunities in companies that have the potential for increasing their dividends or for commencing dividend payouts, if none are currently paid. This fund invests mainly in common and preferred stocks and securities convertible into common stocks.

          The Fidelity Freedom Funds are asset allocation funds designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. Each Freedom Fund invests in a combination of underlying Fidelity stock, bond, and money market mutual funds. The allocation strategy among the underlying stock, bond, and money market mutual funds contained in each Freedom Fund with a target retirement date is based on the number of years until your anticipated retirement. For the funds with a target retirement date, the mix of underlying funds will gradually become more conservative over time. Strategic Advisers Inc. manages the Fidelity Freedom Funds.

          The Fidelity Freedom Income Fund seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement. It invests approximately 20% in Fidelity stock mutual funds, approximately 40% in Fidelity bond mutual funds, and approximately 40% in Fidelity money market mutual funds.

          The Fidelity Freedom 2000 Fund seeks high total returns for those planning to retire in approximately 1-10 years. It initially invests approximately 35% in Fidelity stock mutual funds, approximately 43% in Fidelity bond mutual funds, and approximately 22% in Fidelity money market mutual funds.

          The Fidelity Freedom 2010 Fund seeks high total returns for those planning to retire in approximately 10-20 years. It initially invests approximately 55% in Fidelity stock mutual funds, approximately 39% in Fidelity bond mutual funds, and approximately 6% in Fidelity money market mutual funds.

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

1.  Description of Plan, Continued:

          The Fidelity Freedom 2020 Fund seeks high total returns for those planning to retire in approximately 20-30 years. It initially invests approximately 74% in Fidelity stock mutual funds and approximately 26% in Fidelity bond mutual funds.

          The Fidelity Freedom 2030 Fund seeks high total returns for those planning to retire in approximately 30-40 years. It initially invests approximately 83% in Fidelity stock mutual funds and approximately 17% in Fidelity bond mutual funds.

          The PIMCO Total Return Fund (Administrative Class) is an income mutual fund. Its strategy is to provide high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the Fund maintains an average portfolio duration of 3 to 6 years (approximately equal to an average maturity of 5 to 12 years), investments may also include short-and long maturity bonds. PIMCO Total Return Fund is managed by Pacific Investment Management Company and distributed by PIMCO Advisors Distribution Company.

          The MAS High Yield Portfolio (Advisor Class) is an income-producing corporate bond mutual fund. It tries to provide above-average total returns from both income and price appreciation by investing primarily in high-yielding corporate bonds that are primarily below investment grade. As a result, these bonds have higher yields in return for added risk. The fund is managed by Miller Anderson & Sherrerd, LLP.

          The Morgan Stanley Dean Witter Institutional Fund, Inc.- International Equity Portfolio (Class A) is a growth-oriented mutual fund that invests in stocks of companies domiciled outside the U.S. It tries to increase the value of investments over the long term through growth of capital by investing primarily in equity securities of companies domiciled in developed markets outside of the United States. The fund is managed by Morgan Stanley Dean Witter Investment Management Inc.

          d. Participant Loans. A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year (with a maximum of five loans outstanding at any time) and the loan shall not be less than $1,000. The aggregate amount of all outstanding loans to a participant may not exceed the lesser of (i) 50% of a participant's vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. Each loan will bear interest at the rate established

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

1.  Description of Plan, Continued:

by the Plan Committee. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable.

          e. Vesting and Forfeiture of Participants' Accounts. A participant's After-Tax Contributions Account, Before-Tax Contributions Account and Rollover Account are fully vested at all times.

          f. Withdrawals by Participants While Employed. A participant may withdraw up to the entire balance of the participant's After-Tax Contributions Account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume contributions to the Plan. A participant may also withdraw up to an amount equal to the balance in his Rollover Account.

          A participant may make withdrawals from the participant's Before-Tax Contributions, but only if the participant has attained age 59-1/2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations thereunder. Financial hardship withdrawals from a Before-Tax Contributions Account suspend the participant's right to make contributions to the Plan for twelve months.

          While any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such Account less the balance of all outstanding loans.

          g. Distributions upon Termination of Employment. Upon termination of employment, retirement, total disability or death of a participant, distribution of the balances of the participant's After-Tax Contributions Account, Before-Tax Contributions Account, Rollover Account and the vested portion of the Employer Matching Contributions Account is made to the participant or, in the event of the participant's death, to the participant's designated beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary, as the case may be. A participant may elect to defer distributions until age 70-1/2.

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

2.  Summary of Significant Accounting Policies:

          a.  General.  The Plan follows the accrual  method of  accounting  for
recording   contributions   from   participants   and  Employers,   income  from
investments, purchases and sales of investments, and administrative expenses.

          b. Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

          c. Investment Valuation and Income Recognition. Guaranteed investment contracts are fully benefit responsive and are reported at contract value, which is cost plus accrued interest; for synthetic investment contracts, contract value is equal to the fair value of the collateral plus the benefit responsive wrap value.

          Investments in Exelon Corporation Common Stock are valued at the closing sales price as reported on New York Stock Exchange.

          Short-term investments held by various institutional funds of the Brinson Trust are stated at cost which approximates current value. Investments in certain of the various funds that make up the Brinson Multi-Asset Portfolio are valued at the latest reported sale price on the valuation date used for securities traded on United States and foreign stock exchanges. Investments valued in foreign currencies are converted into U.S. dollars based on quoted foreign exchange rates on the valuation date. Securities not listed on such exchanges or for which no sale has been reported on that date are valued at the latest quoted bid price or at estimated current value as determined by the fund trustee.

          Investments of registered securities are valued at the last sale price, or if no sale price, at the closing bid price. Securities for which exchange quotations are not readily available (and in certain cases debt securities which trade on an exchange) are valued primarily using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

2.  Summary of Significant Accounting Policies, Continued:

          d. Reclassification. Certain accounts in the 1999 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2000 financial statements. These reclassifications have no effect on the net assets available for benefits at December 31, 1999.

          e.  New  Accounting  Pronouncements.   In  June  1998,  the  Financial
Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. The new standard requires recognizing all derivatives as either assets or liabilities on the balance sheet at their fair value and specifies the accounting for changes in fair value depending upon the intended use of the derivative. The effective date of SFAS No. 133, as amended, is for fiscal year beginning after June 15, 2000. As such, the Plan is not required to adopt SFAS No. 133 until January 1, 2001. The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal; as a result, the Plan's management believes the adoption of this Statement will have no impact on the Plan's financial statements.


3.  Net Appreciation/Depreciation of Investments:

          a. Net Unrealized Appreciation or Depreciation in Current Value of Investments. The net unrealized appreciation or depreciation in the current value of investments is the difference in the current value of investments at the end of the year and the current value of investments at the beginning of the year less the cost of investments which were acquired during the year plus the current value at the beginning of the year (or the cost if acquired during the year) of assets sold during the year.

          b. Realized Gain or Loss on Investments. For investments held at the beginning of the year and sold during the year, the difference between the proceeds received and the current value at the beginning of the year is the net realized gain or loss on the sale. For investments purchased during the year and sold during the year, the difference between the proceeds received and the cost at the date of purchase is the net realized gain or loss on the sale.

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

3.  Net Appreciation/Depreciation of Investments, Continued:

          c. Net Appreciation/Depreciation in 2000 and 1999. During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/depreciated in value as follows:

                                                   2000                  1999
                                              -------------         -------------
Exelon/Unicom Corporation Common Stock        $  49,733,980         $  (7,846,367)
Registered Investment Companies                (121,659,394)          150,577,664
Collective Funds                                 (7,525,056)           40,826,220
                                              -------------         -------------
                                              $ (79,450,470)        $ 183,557,517
                                              =============         =============

4.  Investments:

          The current values of the Plan's investments at December 31, 2000 and 1999, which represent 5% or more of the Plan's net assets, are summarized as follows:

                                                       2000                1999
                                                   ------------        ------------
Brinson Trust Company Collective Investment
     Trusts, Multi-Asset Portfolio Fund            $159,777,555        $185,967,145
Exelon Corporation Common Stock                    $102,220,705        $          -
Fidelity Magellan Fund                             $224,938,176        $269,059,057
Fidelity Growth Company Fund                       $355,738,362        $326,231,146
Fidelity U.S. Equity Index Commingled Pool         $176,333,390        $232,572,225


5.  Investment Contracts:

          In  2000  and   prior   years,   the   Plan   entered   into   several
benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

5.  Investment Contracts, Continued:

         There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average yield for all such contracts were approximately 5.9 percent and 6.0 percent for 2000 and 1999, respectively. The crediting interest rate generally cannot be less than the contract rate.


6.  Investments in Derivative Financial Instruments:

          The Brinson Trust adheres to strict guidelines established for its investments in derivative financial instruments. The Brinson Trust global investment process is directed towards weighting market, currency and security exposures to reflect their relative attractiveness. Exposures to markets, currencies and securities are actively managed to reflect their relative over or under pricing. Once a strategy is set and a decision made to establish a particular weighting in a market, currency or security based on fundamental analysis, derivatives may be used to implement that strategy. In such a case, derivatives are used as a cost effective substitute for direct purchases or sales of assets. Derivatives are not used for the purpose of leveraging a portfolio.

           The Multi-Asset Portfolio Fund and some of the other Brinson Trust funds in which it invests participate in various equity index futures contracts and foreign currency contracts. A futures contract, is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. Risks of entering into futures contracts include the possibility that there may be an illiquid market and that changes in the value of the contracts may not correlate with changes in the value of the underlying securities. Upon entering into futures contracts, the fund is required to deposit either cash or securities in an amount (initial margin) based on the number of open contracts. Open futures contracts are valued at the settlement price established each day on the exchange on which they are traded. These contracts are marked to market daily with the resulting gain or loss included in the net realized gain or loss from futures contracts.

          The Multi-Asset Portfolio Fund enters into various forward currency contracts to manage exposure to changes in foreign currency exchange rates on its foreign portfolio holdings. A forward exchange contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. Risks associated with such contracts include movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The contracts are valued at foreign exchange rates, and the changes in value of open contracts at foreign exchange rates, and the changes in value of open contracts are recognized as unrealized appreciation/

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

6.  Investments in Derivative Financial Instruments, Continued:

depreciation. The realized gain or loss on forward currency contracts represents the difference between the value of the original contracts and the closing value of such contracts and is included in net realized gain or loss on forward currency contracts.

          Similarly, some or all of the Fidelity funds and the Morgan Stanley Dean Witter International Equity Portfolio may use (1) foreign currency contracts to facilitate transactions in foreign securities and to manage the fund's currency exposure and 2) futures and options contracts to manage its exposure to the stock and bond markets and to fluctuations in the interest rates and currency values. Such funds also may invest in indexed securities whose values are linked either directly or inversely to changes in foreign currencies, interest rates, commodities, indices, or other underlying instruments. The funds use these indexed securities to increase or decrease their exposure to different underlying instruments and to gain exposure to markets that might be difficult to invest in through conventional securities. The PIMCO Total Return Fund (Administrative Class) may use derivative instruments, consisting of futures, options, options on futures, and swap agreements, for hedging purposes or as part of its investment strategies. The MAS High Yield Portfolio (Advisor Class) will use derivatives only in circumstances where they offer the most economic means of improving the risk/reward profile of the portfolio.


7.  Income Tax Status:

          The Internal Revenue Service ("IRS") has issued a determination letter that the Plan, as amended and restated January 1, 1995, is a qualified defined contribution plan under Section 401(a) of the Code and qualifies as an employee stock ownership plan, that the cash or deferred arrangement is qualified under
Section 401(k) of the Code, and that the Trust, as in effect as of the amendments of January 1, 1995, is a qualified trust exempt from federal income tax under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan's tax counsel believes that the Plan continues to be in compliance with the applicable requirements of the Code for qualified status.

                          COMMONWEALTH EDISON EMPLOYEE
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements


8.  Plan Amendments:

          Effective May 3, 1999 the Plan was amended to provide that dividends from the Unicom Corporation Common Stock Fund payable to a participant who is not an employee would be reinvested in the Unicom Corporation Common Stock Fund of the participant if the amount of the dividend was $10 or less.

          Effective April 1, 2000 the plan was amended to 1) incorporate a special matching contribution rate for employees of Unicom Mechanical Services, Inc. or any or its subsidiaries which have adopted the Plan 2) exclude from eligibility for matching contributions certain "part-time regular employees" who were members of IBEW Local 15.


9.  Plan Termination:

          The Plan may be amended, modified or terminated by the Company at any time, subject to certain rights of participants under the Plan. The Plan may also be terminated if the Plan is disqualified by the IRS. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.


10.  Subsequent Events:

          Effective January 1, 2001 Exelon Corporation became the sponsor of the Plan. On March 30, 2001, the PECO Energy Employee Savings Plan was merged into the Plan and the Plan was amended and restated as the Exelon Corporation Employee Savings Plan.

                                                   COMMONWEALTH EDISON EMPLOYEE
                                                   SAVINGS AND INVESTMENT PLAN

                                         Schedule of Assets Held for Investment Purposes
                                                     as of December 31, 2000
                                             Schedule H, Part IV, Item 4i, Form 5500


   No of Shares or                                                                                                 Current
    No. of Units                     Description                                          Cost                      Value
 -------------------    --------------------------------------------------       ----------------------     --------------------

                                      COMMON STOCKS
                                      -------------

*  1,455,928 shares     Exelon Corporation Common Stock                                 $ 64,446,249             $ 102,220,705
                                                                                     ---------------           ---------------

                                     COLLECTIVE FUNDS
                                     ----------------

*    147,841 units      Brinson Trust Company Collective Investment
                             Trusts, Multi-Asset Portfolio Fund                         $ 96,361,006             $ 159,777,555
*  4,602,803 units      Fidelity U.S. Equity Index Commingled Pool                       114,929,111               176,333,390
*  7,919,204 units      Fidelity Institutional Cash Portfolio                              7,919,204                 7,919,204
                                                                                     ---------------           ---------------
                                                                                       $ 219,209,321             $ 344,030,149
                                                                                     ---------------           ---------------

                              REGISTERED INVESTMENT COMPANIES
                              -------------------------------

*  1,885,483 shares     Fidelity Magellan Fund                                         $ 198,101,037             $ 224,938,176
*  4,980,237 shares     Fidelity Growth Company Fund                                     318,654,010               355,738,362
*  4,023,394 shares     Fidelity Intermediate Bond Fund                                   40,065,662                40,394,874
*  3,106,250 shares     Fidelity Asset Manager                                            52,147,582                52,247,123
*    373,951 shares     PIMCO Total Return Fund (Administrative Class)                     3,857,069                 3,885,355
*  1,997,151 shares     Morgan Stanley International Equity Portfolio A                   37,867,096                35,709,064
*    234,360 shares     MAS High Yield Portfolio (Advisor Class)                           2,043,279                 1,588,963
*  1,340,060 shares     Fidelity Fund                                                     48,619,697                43,900,367
*  1,168,478 shares     Fidelity Puritan Fund                                             22,497,581                22,002,440
*    712,662 shares     Fidelity Low-Priced Stock Fund                                    16,809,853                16,476,743
*        305 shares     Fidelity Retirement Money Market                                         305                       305
*  1,966,663 shares     Fidelity Dividend Growth Fund                                     56,074,143                58,921,223
*    119,266 shares     Fidelity Freedom Income Fund                                       1,339,364                 1,332,196
*    293,813 shares     Fidelity Freedom 2000 Fund                                         3,664,278                 3,469,936
*    751,796 shares     Fidelity Freedom 2010 Fund                                        10,477,996                10,404,857
*    524,134 shares     Fidelity Freedom 2020 Fund                                         7,953,889                 7,631,387
*    592,523 shares     Fidelity Freedom 2030 Fund                                         9,495,417                 8,887,848
                                                                                     ---------------           ---------------
                                                                                       $ 829,668,258             $ 887,529,219
                                                                                     ---------------           ---------------

                                                                29

                                                   COMMONWEALTH EDISON EMPLOYEE
                                                   SAVINGS AND INVESTMENT PLAN

                                         Schedule of Assets Held for Investment Purposes
                                                     as of December 31, 2000
                                             Schedule H, Part IV, Item 4i, Form 5500

   No of Shares or                                                                                                    Current
    No. of Units                     Description                                             Cost                      Value
 -------------------    --------------------------------------------------          ----------------------     --------------------

                                      GUARANTEED INVESTMENT CONTRACTS
                                      -------------------------------

                           CDC Capital
                                Guaranteed Investment Contract
      2,507,855 units           5.62% , Matures 12-10-2003                                   2,507,855                 2,507,855

                           John Hancock Mutual Life Insurance Company
                                Group Annuity Contract
      8,208,349 units           5.30%, Matures 01-31-2001                                    8,208,349                 8,208,349

                           Protective Life Insurance Company
                                Group Annuity Contract
      4,211,340 units           7.23%, Matures 04-11-2001                                    4,211,340                 4,211,340

                           Sun Life Assurance Company of Canada
                                Guaranteed Investment Contract
      5,407,180 units           7.05%, Maturing 07-26-2001                                   5,407,180                 5,407,180

                           AIG Financial Products
                              Synthetic Investment Contract (Asset Backed)
      1,509,725 units         Green Tree Mfd. Housing 1998-3 A5, 6.24%, Matures 11-01-2005   1,509,725                 1,509,725

                           Chase Manhattan
                              Synthetic Investment Contracts (Asset Backed)
      3,039,035 units         Americredit 1999-A A4 5.28%, Matures 12-05-2003                3,039,035                 3,039,035
      2,400,681 units         CMAC 1998-C2 A1 5.41% , Matures 08-15-2005                     2,400,681                 2,400,681
      3,030,781 units         Dayton Hudson Master Trust 1998-1 A, 5.58%,
                                Matures 07-25-2003                                           3,030,781                 3,030,781
      2,498,544 units         General Electric MTN 6.29%,  Matures 11-18-2002                2,498,544                 2,498,544
      3,756,378 units         National Westminster BC 7.22%, Matures 11-17-2003              3,756,378                 3,756,378

                                                               30

                                                   COMMONWEALTH EDISON EMPLOYEE
                                                   SAVINGS AND INVESTMENT PLAN

                                         Schedule of Assets Held for Investment Purposes
                                                     as of December 31, 2000
                                             Schedule H, Part IV, Item 4i, Form 5500

   No of Shares or                                                                                                        Current
    No. of Units                     Description                                                     Cost                  Value
 -------------------    --------------------------------------------------                    ----------------------  --------------
                          Deutsche Bank
                             Synthetic Investment Contracts (Asset Backed)
     6,443,797 units           FHLMC 1626-PH  7.13%,  Matures 11-15-2002                             6,443,797          6,443,797
     1,319,612 units           FHR 1522 HB  5.86%,  Matures 03-15-2004                               1,319,612          1,319,612
     3,532,328 units           GMAC CARAT 99-1 (A3), 5.11%, Matures 06-17-2002                       3,532,328          3,532,328

                          Monumental Life Insurance Company
                             Synthetic Investment Contracts (Asset Backed)
     2,212,477 units           Chase Manhattan Auto Tr. 1998-B A4, 5.61%, Matures 08-15-2002         2,212,477          2,212,477
     3,519,664 units           Chase Manhattan Auto Tr. 1997-B A5, 5.99%, Matures 10-15-2001         3,519,664          3,519,664
     3,004,149 units         First USA Credit Card 1998-9 A, 5.34%, Matures 01-19-2004               3,004,149          3,004,149
     1,014,032 units           FN93 1992-E .90%,  Matures 11-25-2002                                 1,014,032          1,014,032
     1,883,744 units           FN93 1993-210 5.73%,  Matures 11-25-2002                              1,883,744          1,883,744
     1,517,178 units         PHMS 1993-48 A3 6.31%, Matures 09-25-2003                               1,517,178          1,517,178
     2,193,573 units         Sears Credit Account Master Trust 1996-1 A, 6.27%, Matures 03-15-2002   2,193,573          2,193,573

                          Morgan Guaranty
                             Synthetic Investment Contracts (Asset Backed)
     3,529,375 units           CIT Marine 99-A A3, 5.72%, Matures 08-15-2005                         3,529,375          3,529,375
     1,887,006 units           FH 1388 H 5.64%, Matures 10-17-2005                                   1,887,006          1,887,006
     3,046,007 units           FH 1601 PH 5.58%, Matures 10-17-2005                                  3,046,007          3,046,007
     2,396,493 units           FH 1712-PG 6.48%, Matures 09-16-2002                                  2,396,493          2,396,493
     3,504,684 units           FHR 1587 L 6.68%, Matures 07-15-2004                                  3,504,684          3,504,684
     3,499,909 units         JC Penney Master Trust E A, 5.65%, Matures 11-17-2003                   3,499,909          3,499,909

                          Rabo Bank
                             Synthetic Investment Contracts (Asset Backed)
     3,047,155 units           FH 1798 A 5.67%, Matures 11-15-2006                                   3,047,155          3,047,155

                                                               31

                                                   COMMONWEALTH EDISON EMPLOYEE
                                                   SAVINGS AND INVESTMENT PLAN

                                         Schedule of Assets Held for Investment Purposes
                                                     as of December 31, 2000
                                             Schedule H, Part IV, Item 4i, Form 5500

   No of Shares or                                                                                                        Current
    No. of Units                     Description                                                     Cost                  Value
 -------------------    --------------------------------------------------                    ----------------------  --------------
                         State Street Bank
                            Synthetic Investment Contracts (Asset Backed)
    1,002,528 units           American Express Master Trust 1998-1 A, 5.97%, Matures 05-15-2003      1,002,528           1,002,528
      560,191 units           Capital Equipment Trust 1997-1 A4, 5.27%, Matures 09-17-2001             560,191             560,191
    2,033,509 units           Discover Card Master Trust 1998-2 A, 5.98%, Matures 03-15-2001         2,033,509           2,033,509
    2,263,405 units           FHR 1661 PG 5.71%, Matures 04-15-2003                                  2,263,405           2,263,405
    3,014,965 units           NEWCOURT 1998-2 (A4), 5.01%, Matures 02-18-2003                        3,014,965           3,014,965
    3,010,986 units           Premier Auto Trust 1998-4, 5.85%, Matures 07-08-2002                   3,010,986           3,010,986

                         UBS AG
                            Synthetic Investment Contracts (Asset Backed)
    2,006,466 units           Arcadia Auto Trust 1998-A A5, 6.10%, Matures 10-15-2003                2,006,466           2,006,466
    3,034,693 units           CARCO 1999-1 A2, 5.06%, Matures 03-15-2002                             3,034,693           3,034,693
    3,506,890 units           Key Auto 1999-1 (A4), 5.95%, Matures 03-15-2004                        3,506,890           3,506,890
    4,114,852 units           MBNA 97-1 (A), 5.84%, Matures 08-16-2004                               4,114,852           4,114,852
    3,059,404 units           Prime Credit Card Trust 1995-1 A, 5.73%, Matures 08-15-2002            3,059,404           3,059,404

                         Westdeutsche Landesbank
                            Synthetic Investment Contract (Asset Backed)
    4,004,014 units           American Express 99-1 A, 5.71%, Matures 04-15-2004                     4,004,014           4,004,014
    3,734,321 units           MSC 1999-CAM1 A2 6.87%, Matures 11-17-2008                             3,734,321           3,734,321


                         CDC Capital
   13,792,778 units         Synthetic Investment Contracts (Global Wrap) 7.23%                      13,792,778          13,792,778

                         Chase Manhattan
   13,795,874 units         Synthetic Investment Contracts (Global Wrap) 7.23%                      13,795,874          13,795,874

                                                               32

                                                   COMMONWEALTH EDISON EMPLOYEE
                                                   SAVINGS AND INVESTMENT PLAN

                                         Schedule of Assets Held for Investment Purposes
                                                     as of December 31, 2000
                                             Schedule H, Part IV, Item 4i, Form 5500

   No of Shares or                                                                                                     Current
    No. of Units                     Description                                                     Cost               Value
 -------------------    --------------------------------------------------                    -----------------  ------------------
                       Manumental Life Insurance
 13,794,760 units         Synthetic Investment Contracts (Global Wrap) 7.23%                        13,794,760          13,794,760

                       Westdeutsche Landesbank
 13,794,808 units         Synthetic Investment Contract (Global Wrap) 7.23%                         13,794,808          13,794,808
                                                                                              -----------------   -----------------
                                                                                               $   174,645,495     $   174,645,495
                                                                                              -----------------   -----------------

                                                            LOANS
                                                            -----

                       Participant Loans ( 8.50% - 10.50%)                                     $            --     $    46,322,514
                                                                                              -----------------   -----------------

                       Total Investments                                                       $ 1,287,969,323     $ 1,554,748,082
                                                                                              =================   =================

   * A party-in-interest to the Plan.

                                                               33

                                List of Exhibits


Exhibit No.        Description
-----------        -----------

                   PECO Energy Company Employee Savings Plan
                   -----------------------------------------
23.1               Consent of Independent Auditors
23.2               Consent of Independent Accountants


                   Commonwealth Edison Employee Savings and Investment Plan
                   --------------------------------------------------------
23.3               Consent of Independent Public Accountants

                                   Signatures


          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 29, 2001     PECO Energy Company Employee Savings Plan
                        Commonwealth Edison Employee Savings and Investment Plan


                        /s/ Ruth Ann M. Gillis
                        ------------------------------
                        Ruth Ann M. Gillis
                        Chairman, Plan Committee

















                                       35